Mr. Larry Sprigel
Assistant Director	August 13, 2007
Securities and Exchange Commission
Washington, D.C.

Mail Stop	Re: mPhase Technologies, Inc.
3720	Form S-1
Filed: July 12, 2007
File No. 333-144527

Dear Mr. Spirgel

Please note that in our Filing of Amendment No. 2 that was filed on Friday August 10, 2007 with the Commission, we inadvertently omitted Item 3 of the letter in the S-1 Amendment. We have corrected such omission in Amendment No. 3 filed on Monday August 13, 2007 to fully comply with the comments received from the commission.

Also the red-lined fax of Item 4 did not reflect the deletion you requested in your letter of August 8, 2007. We did, in fact, include that in our filings of Amendment No 2 and Amendment No. 3. We are faxing to you a corrected red-line of such change. We apologize for any confusion this may have caused in the review process. Please do not hesitate to contact me directly if any further clarifications are needed.

Please note that we are seeking to go effective on August 15, 2007 and will submit the appropriate acceleration request upon notification from you of completion of your review and satisfactory compliance by us of any and all suggestions and comments. Thank you.

Very truly yours,

/s/ Martin Smiley
Martin Smiley
Executive Vice President, CFO and General Counsel
mPhase Techologies, Inc.